                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF

                            GARDEN RIDGE CORPORATION
                                       BY

                           GR ACQUISITION CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF

                               GRDG HOLDINGS LLC
                           WHICH IS MAJORITY-OWNED BY

                           THREE CITIES FUND II, L.P.
                                      AND

                         THREE CITIES OFFSHORE II C.V.
                                      FOR
                              $11.50 NET PER SHARE

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 22, 1999, UNLESS THE OFFER IS EXTENDED.

     THIS OFFER IS BEING MADE IN ACCORDANCE WITH A PLAN AND AGREEMENT OF MERGER (THE "MERGER AGREEMENT"), DATED AS OF NOVEMBER 22, 1999, BETWEEN GARDEN RIDGE CORPORATION (THE "COMPANY") AND GR ACQUISITION CORPORATION (THE "PURCHASER"). THE BOARD OF DIRECTORS OF THE COMPANY (1) HAS APPROVED THE MERGER AGREEMENT, THE OFFER AND A MERGER OF THE COMPANY AND THE PURCHASER (THE "MERGER") IN WHICH, IF THE MERGER TAKES PLACE, THE STOCKHOLDER OF THE PURCHASER WILL BECOME THE SOLE STOCKHOLDER OF THE MERGED COMPANY AND THE STOCKHOLDERS OF THE COMPANY (OTHER THAN THE PURCHASER AND ITS STOCKHOLDER) WILL RECEIVE THE SAME AMOUNT OF CASH PER COMMON SHARE AS IS PAID FOR SHARES PURCHASED THROUGH THE OFFER, (2) HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND (3) RECOMMENDS THAT HOLDERS OF COMMON SHARES TENDER THEIR SHARES IN RESPONSE TO THE OFFER.

     THIS OFFER IS CONDITIONED ON AT LEAST 51% OF THE OUTSTANDING COMMON SHARES NEITHER THE PURCHASER NOR ITS STOCKHOLDER, GRDG HOLDINGS LLC ("GRDG HOLDINGS"), OWNED ON NOVEMBER 22, 1999 BEING PROPERLY TENDERED AND NOT WITHDRAWN. THE PURCHASER MAY WAIVE THIS CONDITION, BUT EVEN IF IT DOES, THE MERGER WILL NOT TAKE PLACE UNLESS THE CONDITION WAS FULFILLED. THIS OFFER IS NOT CONDITIONED ON THE ABILITY OF THE PURCHASER TO OBTAIN FINANCING (BUT IT IS SUBJECT TO SOME OTHER CONDITIONS -- SEE SECTION 11). GRDG HOLDINGS, WHICH IS MAJORITY-OWNED BY THREE CITIES FUND II, L.P. AND THREE CITIES OFFSHORE II C.V. (THE "THREE CITIES FUNDS"), ALREADY OWNS APPROXIMATELY 31% OF THE OUTSTANDING COMMON SHARES. HOWEVER, THE PURCHASER HAS AGREED NOT TO CARRY OUT THE MERGER UNLESS AT LEAST 51% OF THE COMMON SHARES THAT NEITHER IT NOR GRDG HOLDINGS OWNED ON NOVEMBER 22, 1999 ARE PROPERLY TENDERED IN RESPONSE TO THE OFFER AND NOT WITHDRAWN.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERIT OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                   IMPORTANT

     Any stockholder who wishes to tender Common Shares should complete and sign a Letter of Transmittal (or a facsimile of one) in accordance with the instructions set forth in the Letter of Transmittal and (A) mail or deliver it, together with the certificate(s) representing the tendered Common Shares (the "Share Certificates") and any other required documents, to the Depositary named on the back cover of this Offer to Purchase or (B) tender the Shares using the procedures for book-entry transfer described in Section 9. A stockholder whose Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if the stockholder wishes to tender Shares.

     A stockholder who wishes to tender Common Shares but whose certificates are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender the Common Shares by following the procedures for guaranteed delivery described in Section 9.

     Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other tender offer materials, may be directed to the Information Agent at its address and telephone number set forth on the back cover. Holders of Common Shares may also contact brokers, dealers or banks for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials.

November 23, 1999

                               TABLE OF CONTENTS

INTRODUCTION................................................     1
SPECIAL FACTORS.............................................     2
 1. Background of the Offer; Contacts with the Company......     2
 2. Purpose of the Offer and the Proposed Merger; Plans for
  the Company...............................................     4
 3. Certain Federal Income Tax Consequences.................     5
 4. Certain Effects of the Transaction......................     6
 5. Fairness of the Transaction.............................     7
 6. Reports, Opinions, Appraisals and Certain
  Negotiations..............................................     8
THE TENDER OFFER............................................     8
 7. Terms of the Offer......................................     8
 8. Acceptance for Payment and Payment for Shares...........     9
 9. Procedures for Tendering Shares.........................    11
10. Withdrawal Rights.......................................    13
11. Conditions of the Offer.................................    13
12. Price Range of Shares...................................    15
13. Certain Information Concerning the Company..............    15
14. Certain Information Concerning The Purchaser, GRDG
  Holdings and the Three Cities Fund........................    17
15. Source and Amount of Funds..............................    18
16. The Merger..............................................    19
17. Dividends and Distributions.............................    22
18. Certain Legal Matters; Regulatory Approvals.............    22
19. Fees and Expenses.......................................    23
20. Miscellaneous...........................................    23
SCHEDULE I..................................................   I-1
SCHEDULE II.................................................  II-1

TO THE HOLDERS OF COMMON STOCK OF GARDEN RIDGE CORPORATION:

                                  INTRODUCTION

     GR Acquisition Corporation (the "Purchaser"), a Delaware corporation which, at the date of this document, is wholly owned by GRDG Holdings LLC ("GRDG Holdings"), hereby offers to purchase all the outstanding shares of common stock, par value $0.01 per share ("Common Shares" or "Shares"), of Garden Ridge Corporation (the "Company"), a Delaware corporation, which the Purchaser or GRDG Holdings does not already own, for $11.50 per Common Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which terms and conditions, as they may be amended or supplemented constitute the "Offer"). The Offer will expire at 12:00 Midnight, New York City time, on December 22, 1999 (the "Expiration Time") unless it is extended. Unless the context otherwise requires, all references in this Offer to Purchase to "Common Shares" or "Shares" will include the related preferred stock purchase rights ("Rights") issued pursuant to an Amended and Restated Rights Agreement, dated as of July 14, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agreement").

     The Offer is being made as contemplated by a Plan of Agreement of Merger (the "Merger Agreement") dated November 22, 1999, between the Company and the Purchaser. The Merger Agreement provides that, if at least 51% of the Shares which were not owned by the Purchaser or GRDG Holdings on November 22, 1999 are properly tendered in response to the Offer and not withdrawn, the Purchaser and GRDG Holdings will take all steps in their power (including voting their Common Shares) to cause the Purchaser to be merged with the Company (the "Merger") in a transaction in which GRDG Holdings (the sole stockholder of the Purchaser) will become the owner of all the stock of the corporation which results from the Merger (essentially, the Company), and the other stockholders of the Company will receive the same amount of cash per Share as is paid for Shares tendered in response to the Offer (unless particular stockholders elect to exercise statutory rights to demand appraisal of their Common Shares). If less than 51% of the outstanding Shares that neither the Purchaser nor GRDG Holdings owned on November 22, 1999, are properly tendered and not withdrawn, the Merger will not take place. However, the Purchaser will have the right (but will not be obligated) to purchase the Shares which are properly tendered and not withdrawn. On November 22, 1999, there were 16,176,800 outstanding Shares, of which 11,178,610 were not owned by the Purchaser or GRDG Holdings. Therefore, the merger will take place only if at least 5,701,091 Shares are properly tendered and not withdrawn.

     THE ROBINSON-HUMPHREY COMPANY, LLC, THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE OF THE COMPANY'S BOARD OF DIRECTORS FORMED TO REVIEW THE PROPOSAL WHICH LED TO THE OFFER AND THE PROPOSED MERGER, HAS DELIVERED TO THAT SPECIAL COMMITTEE ITS WRITTEN OPINION TO THE EFFECT THAT, AS OF THE DATE OF THE MERGER AGREEMENT, THE $11.50 IN CASH TO BE RECEIVED BY THE HOLDERS OF COMMON SHARES AS A RESULT OF THE OFFER AND IN THE MERGER IS FAIR TO THOSE HOLDERS FROM A FINANCIAL POINT OF VIEW. THE FULL TEXT OF THE WRITTEN OPINION OF ROBINSON-HUMPHREY, CONTAINING THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE SCOPE OF THE OPINION, WILL BE INCLUDED WITH THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9"), WHICH IS BEING MAILED TO STOCKHOLDERS AT THE SAME TIME AS THIS OFFER TO PURCHASE. STOCKHOLDERS ARE URGED TO READ THE ROBINSON-HUMPHREY OPINION IN ITS ENTIRETY.

     In connection with its approval of the Merger Agreement, the Company's Board of Directors approved GRDG Holdings' and the Purchaser's acquiring more than 15% of the outstanding Shares, and amended the Company's Rights Agreement so the acquisition of Shares by GRDG Holdings, the Purchaser, Three Cities Fund III, L.P. and their respective affiliates or the Purchaser would not cause Rights to be distributed to stockholders. GRDG Holdings then acquired from approximately 30 of the Company's shareholders, in exchange for 48.93% of GRDG Holdings, a total of 30.9% of the outstanding Common Shares. The purpose of the Offer and the Merger is to enable the Purchaser to acquire all the Common Shares which GRDG Holdings or the Purchaser does not already own. However, as noted above, the Purchaser has agreed that, unless at least 51% of the outstanding Common Shares the Purchaser or GRDG Holdings did not own on November 22, 1999, are properly tendered in response to the Offer and not withdrawn, the Merger will not take place. Because the Purchaser will have the right to purchase the shares which are properly tendered and not withdrawn, even if that is less than the minimum amount needed for the Merger to take place, it is possible that through the Offer, the Purchaser and its stockholder will become the majority stockholders of the Company, but the Merger will not take place.

     Tendering stockholders will not be required to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, stock transfer taxes as a result of the sale of Shares to the Purchaser in response to the Offer.

     Any tendering stockholder who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup Federal income tax withholding of 31% of the gross proceeds payable to the stockholder or another payee pursuant to the Offer. See Section 3. The Purchaser will pay all charges and expenses of ChaseMellon Shareholder Services, L.L.C., as Depositary (the "Depositary"), and D.F. King & Co., Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 19.

     THE BOARD OF DIRECTORS OF THE COMPANY (1) HAS APPROVED THE OFFER AND THE MERGER WHICH MAY FOLLOW THE OFFER, (2) HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, AND (3) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN RESPONSE TO THE OFFER.

     Conditions to the Offer The Offer is subject to some conditions. They are described in Section 11. However, the Offer is not conditioned on the Purchaser's obtaining financing. The Purchaser expressly reserves the right, in its sole discretion, to waive any of the conditions to the Offer. See Section 11.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

     1. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

     In July 1992, a group of entities advised by Three Cities Research, Inc. ("TCR") and other investors acquired the Company. At that time, the Company entered into an Advisory Agreement with TCR under which it agreed that, for five years, it would pay TCR a fee of $50,000 per year for advisory services and reimburse TCR for out-of-pocket expenses up to $25,000 per year. That Advisory Agreement was renewed in 1996 for another five years.

     In November 1994, the entities advised by TCR sold some stock of the Company to additional private investors.

     In May 1995 and April 1996, the Company and some of its stockholders sold Common Shares in underwritten public offerings. Also, between August 1995 and June 1996, the entities advised by TCR distributed some of their shares to their investors. The public offerings and distributions of shares to investors reduced the shares owned by the entities advised by TCR to 2% of the outstanding Common Shares. However, Teribe Ltd., one of the investors in those entities (which subsequently has been renamed Quilvest American Equity Ltd.) owned an additional 11.95% of the outstanding Common Shares. It subsequently increased its ownership to 19.89%.

     During the second and third quarters of 1996, the Company's Common Shares traded at prices in excess of $20 per share (giving effect to a June 1996 stock split), reaching a high of $30 per share in May 1996. However, late in 1997, the price of the Common Shares fell to below $10 per share and, although it rose back to slightly more than $20 per share during the second quarter of 1998, by October 1998 it had fallen below $7 per share and by April 1999 it had fallen to slightly more than $5 per share.

     During the early summer of 1999, while TCR was speaking with investors in its prior funds about their investing in Three Cities Fund III, L.P. (which was being formed), several of those investors complained about the performance of the Company's Common Shares. Because TCR believed the Common Shares were under-priced, H. Whitney Wagner, a managing director of TCR who is a member of the Company's Board, suggested that the Company purchase back some of its Common Shares. Subsequently, on August 26, 1999, the Company began a tender offer for up to 3,000,000 Common Shares at $7 per share. A total of 1,189,411 shares were tendered in response to this tender offer, which ended on September 23, 1999.

     On September 30, 1999, J. William Uhrig, a managing director of TCR, sent a letter to Paul Davies, the Chief Executive Officer of the Company, proposing that funds advised by TCR and a group of investors in prior TCR funds who still hold Common Shares acquire all the stock of the Company through a tender offer and a merger in which all the Company's stockholders, other than those who participated in the acquisition, would receive $9.50 per share. In that letter, Mr. Uhrig requested that, in order to be sure that TCR's arranging to have stockholders contribute their Common Shares to the Purchaser would not cause the contemplated tender offer and merger to be subject to the special requirements of Section 203 of the Delaware General Corporation Law, the Company's Board approve the acquisition by the Purchaser of some or all of the shares of the Company's stock held by former investors in funds advised by TCR. That letter made it clear that the Board's taking that action would in no way commit it to approve the transaction proposed in the letter or any other transaction. However, it would make it possible for TCR to form the Purchaser and put it in a position to proceed with a transaction if the Company's Board approved one.

     After receiving TCR's September 30 letter, the Company's Board formed a Special Committee, consisting of four directors who had no relationship with TCR or funds advised by it. In particular, the Special Committee did not include H. Whitney Wagner, who is a managing director of TCR, Ira Neimark, who serves at TCR's request on the board of another company in which funds advised by TCR have a controlling interest (and who subsequently has resigned from the Company's Board prior to the formation of the Special Committee), Armand Shapiro, who is one of the stockholders of the Company who subsequently exchanged his Shares for interests in GRDG Holdings, or Allyson Henning, who has invested in funds advised by TCR.

     On October 22, 1999, Mr. Davies met with Mr. Uhrig and discussed TCR's proposal. He told Mr. Uhrig that the Board had formed the Special Committee, that the Special Committee would be retaining The Robinson-Humphrey Company, LLC to advise it with regard to the transaction, and that Robinson-Humphrey was analyzing TCR's proposal. Mr. Davies suggested that Mr. Uhrig speak with a representative of Robinson-Humphrey to explain in more detail what TCR was contemplating. Mr. Uhrig did that on the following day.

     On October 26, 1999, the representative of Robinson-Humphrey told Mr. Uhrig that the Special Committee had met with its advisors and had decided it would not recommend a transaction in which a fund advised by TCR acquired the Company for $9.50 per share. When Mr. Uhrig called Mr. Davies and asked why the Special Committee had taken that action, in view of the fact that $9.50 per share was substantially higher than the market price of the Company's Common Stock (which was slightly more than $6.50 per share), Mr. Davies said he thought the actions of the Special Committee had not been fully communicated, and suggested that Mr. Uhrig meet in person with the representative of Robinson-Humphrey.

     On November 1, 1999, Mr. Uhrig and an attorney for TCR and funds it advised met in TCR's offices with the representative of Robinson-Humphrey and an attorney for the Company (with another attorney for the Company participating by conference telephone). At this meeting, the representatives of the Company said the Special Committee had decided it could not recommend a transaction at $9.50 per share. In response to a question, they said the Special Committee had not picked a price which it thought it could recommend. Mr. Uhrig then discussed the possibility that the funds might consider making a tender offer at $9 per share without the recommendation of the Company's Board, if the Board would not recommend against the tender offer. The Company's representatives said they would ask the Special Committee to meet to discuss what price might be acceptable to it.

     On November 4, 1999, Mr. Uhrig called the representative of
Robinson-Humphrey and told him that the funds would be willing to increase the price they would pay to $11 per share, but would not go higher than that.

     On the following day, the representative of Robinson-Humphrey told Mr. Uhrig by telephone that the Special Committee had determined it would recommend an offer at $12.25 per share. Mr. Uhrig said the funds would not make an offer at that price, but that they would offer $11.50 per share if (i) the Special Committee and the Board would recommend the offer, (ii) the Company would agree not to solicit offers from anyone else, (iii) the Company would agree that if it received a higher, unsolicited offer, the funds would be given an opportunity to match that higher offer and (iv) the Company would agree that if it terminated its agreement with the funds in order to accept a higher offer from somebody else, the Company would make a termination payment to the funds equal to 3% of the value of the Company's shares at the price the funds had agreed to pay and would reimburse the funds for their expenses up to 1% of that amount.

     On November 8, 1999, the Special Committee voted to authorize Robinson-Humphrey to inform Mr. Uhrig that the Special Committee was inclined to pursue a transaction at $11.50 per share, subject to negotiation of a definitive agreement and receipt of assurance that the funds could obtain the necessary financing. In addition, the Special Committee voted to recommend that the Board approve the acquisition of more than 15% of the outstanding Common Shares by the Purchaser or GRDG Holdings.

     On November 8, 1999, the attorneys for the funds sent a draft of a Plan and Agreement of Merger to the attorneys for the Company. Negotiations regarding that Plan and Agreement of Merger took place over the following two weeks.

     On November 22, 1999, the Special Committee recommended that the Board approve the Merger Agreement and the transactions contemplated by it, and the Board did that. In addition, at the recommendation of the Special Committee, the Board amended the Company's Rights Plan so none of the Purchaser, GRDG Holdings or their affiliates would be an "acquiring person" for purposes of that Plan. Shortly after that, the Merger Agreement was signed. It contains the terms described under "Description of Plan and Agreement of Merger."

     2. PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE COMPANY.

     Purpose. The purpose of the Offer and the Merger is to enable GRDG Holdings, through the Purchaser, to acquire all the outstanding stock of the Company. GRDG Holdings was formed to acquire the Company, and already owns approximately 31% of the outstanding Common Shares. When the Merger takes place, the stock of the Purchaser (all of which is owned by GRDG Holdings) will be converted into all the outstanding stock of the Company. The directors of the Company other than Armand Shapiro (who exchanged his stock of the Company for interests in GRDG Holdings), who together own less than 1% of the outstanding Common Shares, have told the Purchaser they intend to tender their Shares in response to the Offer (unless a tender by a particular director might lead to liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, in which case the director will vote in favor of the Merger). Unless
(i) at least 51% of the Shares which neither the Purchaser nor GRDG Holdings owned on November 22, 1999 are properly tendered in response to Offer and not withdrawn and (ii) the Purchaser purchases those Shares, the Merger will not take place.

     If at least 51% of the outstanding Common Shares that neither the Purchaser nor GRDG Holdings owned on November 22, 1999, are properly tendered and not withdrawn, and the other conditions set forth in the Merger Agreement are satisfied or waived, the Purchaser is required by the Merger Agreement to take all steps in its power to effect the Merger.

     The Company may not, and may not authorize or permit its or any of its subsidiaries' officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by it or by any of its subsidiaries) directly or indirectly to initiate, solicit, encourage or otherwise facilitate any inquiry or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving the Company, or any purchase of or tender for, all or any significant portion of the Company's equity securities or any significant portion of the assets of the Company and its subsidiaries on a consolidated basis. However, this will not prevent the Company from, in response to an acquisition proposal which the Company receives despite complying with the previous sentence and which the Company's Board determines, in good faith after consultation with its independent financial advisor, would result (if consummated in accordance with its terms) in a transaction which (i) would result in the Company's stockholders' receiving cash consideration which is greater than the Offer Price and (ii) would be more favorable to the Company's stockholders than the Offer and the Merger, furnishing non-public information (after receipt of an appropriate confidentiality agreement) to the person, entity or group which makes the acquisition proposal and entering into discussions and negotiations with that potential acquiror.

     If the Company receives an acquisition proposal, or the Company learns that someone other than the Purchaser is contemplating soliciting tenders of Common Shares or otherwise proposes to acquire the Company or its Common Shares if the Company's stockholders do not tender their Common Shares to the Purchaser in response to the Offer or do not approve the Merger, the Company has agreed promptly to notify the Purchaser of that fact and to provide the Purchaser with all information in the Company's possession which the Purchaser reasonably requests regarding the acquisition proposal, solicitation of tenders or other proposed transaction, and the Company will promptly, from time to time, provide the Purchaser with any additional information the Company obtains regarding the acquisition proposal, the solicitation of tenders or the other proposed transaction.

     The Company may terminate the Merger Agreement if the Company receives a proposal for a cash acquisition of the Company, or somebody commences an all cash tender offer for all of the outstanding Common Shares, which (x) would result in the Company's stockholders' receiving consideration which is greater than the Offer Price, (y) is not subject to the outcome of due diligence or any other investigation, is not subject to a financing contingency and is from a proposed acquiror which the Board reasonably determines in good faith after consultation with its independent financial advisor has the financial resources necessary to carry out the transaction, and (z) the Board determines in good faith after consultation with its independent financial advisor to be more favorable to the Company's stockholders than the Offer and the Merger. However, the Company may only cancel the Merger Agreement if, after the Company has received the proposal and given the Purchaser at least 5 business days' prior notice that the Merger Agreement will terminate if the Purchaser does not increase the Offer Price to an amount at least as great as the cash consideration, and the fair value of the non-cash consideration, the Company's stockholders would receive under the proposal or tender offer by the other person, (A) the Purchaser does not increase the Offer Price to an amount at least as great as the cash or cash value per share the Company's stockholders would receive as a result of the proposal or tender offer by the other person, and (B) the Company has (1) paid the Purchaser $3,850,000 and (2) reimbursed the Purchaser (or agreed in writing to reimburse the Purchaser) for all the expenses related to the transactions which are the subject of the Merger Agreement which the Purchaser or its affiliates (including Three Cities Research, Inc., GRDG Holdings and the Three Cities Funds) incurred in connection with the Merger Agreement and the transactions contemplated by it, up to a maximum of $1,285,000 of expenses. If the Company notifies the Purchaser that the Merger Agreement will terminate unless the Purchaser increases the Offer Price, the Company will not be able to revoke that notice without the Purchaser's consent.

     3. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following summary is a general discussion of certain of the expected Federal income tax consequences of the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and published regulations, rulings and judicial decisions in effect at the date of this Offer to Purchase, all of which are subject to change. The summary does not discuss all aspects of Federal income taxation that may be relevant to a particular holder in light of his or her personal circumstances or to certain types of holders subject to special treatment under the Federal income tax laws, such as life insurance companies, financial institutions, tax-exempt organizations and non-U.S. persons. The following summary may not be applicable with respect to Shares acquired through exercise of employee stock options or otherwise as compensation. It also does not discuss any aspects of state or local tax laws or of tax laws of jurisdictions outside the United States of America.

     THE DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE SALE OF THEIR SHARES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     Sales of Shares in response to the Offer will be taxable transactions for Federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. For Federal income tax purposes, a tendering stockholder will generally recognize gain or loss equal to the difference between the amount of cash received by the stockholder upon sale of the Shares and the stockholder's tax basis in the Shares which are sold. Under present law, gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer.

     If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by the tendering stockholder will be capital gain or loss, which will be long-term or short term depending on whether the tendering stockholder's holding period for the Shares exceeds one year. Long-term capital gains recognized by a stockholder who is an individual will generally be taxed at a maximum Federal marginal tax rate of 20%. Short term capital gains recognized by an individual will generally be taxed at the individual's ordinary income tax rate. Capital gains recognized by a tendering corporate stockholder will be taxed at a maximum Federal marginal tax rate of 35%.

     A stockholder (other than certain exempt stockholders, including all corporations and certain foreign individuals) who tenders Shares may be subject to 31% backup withholding unless the stockholder provides its taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that it is awaiting a TIN. This should be done by completing and signing the substitute Form W-9 included as part of the Letter of Transmittal. A stockholder that does not furnish its TIN also may be subject to a penalty imposed by the IRS.

     If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from each payment to that stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

     4. CERTAIN EFFECTS OF THE TRANSACTION.

     Nasdaq National Market. The purchase of the Shares tendered in response to the Offer will reduce the number of Shares that might otherwise trade publicly and probably will significantly reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Depending upon the number of Common Shares purchased pursuant to the Offer, the Shares may no longer meet the standards of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion in the Nasdaq National Market (the top tier market of the Nasdaq Stock Market), which require that an issuer have at least 200,000 publicly held shares with a market value of $1 million held by at least 400 stockholders (or 300 stockholders holding round lots) and have net tangible assets of at least $1 million, $2 million or $4 million depending on profitability levels during the issuer's four most recent fiscal years. If these standards are not met, the Common Shares might nevertheless continue to be included in the NASD's Nasdaq National Market with quotations published in the Nasdaq "additional list" or in one of the "local lists." However, if the number of holders of Common Shares falls below 300 or the number of publicly held Common Shares falls below 100,000, or if there are not at least two market makers for Common Shares, the Common Shares would no longer qualify for Nasdaq Stock Market reporting, and the Nasdaq Stock Market would cease to provide any quotations. Common Shares held directly or indirectly by an officer or director of the Company, or by a beneficial owner of more than 10% of the Common Shares, ordinarily will not be considered as being publicly held for this purpose. According to the Company, as of November 22, 1999, there were approximately 145 holders of record of Common Shares and approximately 4,000 beneficial owners and 16,176,800 Common Shares were outstanding, of which GRDG Holdings owned 4,998,190 Shares. If, as a result of the purchase of Common Shares pursuant to the Offer or otherwise, the Common Shares no longer meet the NASD requirements for continued inclusion on the Nasdaq National Market or in any other tier of the Nasdaq Stock Market, the market for the Common Shares could be adversely affected.

     If the Common Shares no longer meet the requirements for inclusion in any tier of the Nasdaq Stock Market, quotations might or might not still be available from other sources. The extent of the public market, and availability of quotations, for the Common Shares would depend upon the number of holders of Common Shares after the purchase of the Shares tendered in response to the Offer, whether securities firms are interested in maintaining a market in the Common Shares, the possible termination of registration under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as described below, and other factors.

     Exchange Act Registration. The Common Shares are currently registered under the Exchange Act. That registration may be terminated upon application of the Company to the Securities and Exchange Commission if the Shares are not listed on a national securities exchange or quoted on the Nasdaq Stock Market and there are fewer than 300 record holders of the Common Shares. The termination of registration of the Common Shares under the Exchange Act would substantially reduce the information the Company would be required to furnish to holders of Common Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement that the Company furnish a proxy statement or information statement in connection with stockholder actions pursuant to Section 14 of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions, no longer applicable to the Company. See Section 18. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of those securities pursuant to Rule 144 under the Securities Act of 1933, as amended. If at least 51% of the Shares which neither the Purchaser nor GRDG Holdings owned on November 22, 1999, are properly tendered in response to the Offer and not withdrawn, the Purchaser intends to seek to cause the Company to terminate quotation of the Common Shares on the Nasdaq Stock Market and to apply to terminate the registration of the Common Shares under the Exchange Act as soon as practicable. As a result, the Purchaser may be able to give the required stockholder approval of the Merger (if stockholder approval is required) without the Company's sending a proxy statement or an information statement to its stockholders. Even if less than 51% of the outstanding Common Shares which neither the Purchaser nor GRDG Holdings owned on November 22, 1999 are properly tendered and not withdrawn, if the Purchaser purchases the Common Shares which are properly tendered and not withdrawn (which the Purchaser would have the right, but not the obligation, to do), the Common Shares may no longer be eligible for inclusion on the Nasdaq Stock Market and the Company may be able to terminate the registration of the Common Shares under the Exchange Act. If that is the case, the Purchaser will seek to cause the Company to terminate the registration of the Common Shares under the Exchange Act as soon as practicable after they are no longer quoted on the Nasdaq Stock Market.

     5. FAIRNESS OF THE TRANSACTION. The Purchaser, GRDG Holdings and the Three Cities Funds believe that the Offer and the Merger are fair to holders of Common Shares who are not affiliated with the Purchaser, GRDG Holdings, the Three Cities Funds or the Company. An important reason for this belief is the fact that the $11.50 per share which the Purchaser is offering for the Common Shares in the Offer, and which holders of Common Shares will receive as a result of the Merger if it occurs, is more than 58% higher than the last sale price of the Common Shares reported on the Nasdaq National Market on November 19, 1999, the last full day of trading prior to the day on which the execution of the Merger Agreement and the transactions contemplated by it (including the Offer) were announced to the public. Other factors which contribute to the Purchaser's belief that the Offer and the Merger are fair to holders of Common Shares who are not affiliated with the Purchaser, GRDG Holdings, the Three Cities Fund or the Company are (a) in addition to exceeding the last reported sale price of the Common Shares on November 19, 1999, by more than 58%, the Offer Price exceeds by more than 21% the highest price at which the Common Shares were traded during the twelve months prior to that (which was $9.50 per Share); (b) during the twenty-six weeks ended August 1, 1999, the Company and its subsidiaries had a consolidated loss from operations of $11,458,000 (of which $11,359,000 was incurred during the thirteen weeks ended August 1, 1999) and a net loss of $7,025,000 (equal to $.40 per share), including one time changes totalling $6,600,000 after tax effect, to reflect inventory write-downs, expenses of recruiting a new chief executive officer, and write offs of proprietary management information systems which were being replaced; (c) during the 13 weeks ended October 31, 1999, the Company and its subsidiaries had net income of only $151,000 (resulting in a net loss for the thirty-nine weeks ended October 31, 1999 of $6,874,000, equal to $.40 per share); and (d) the Offer Price substantially exceeds the Company's shareholders' equity per Common Share at August 1, 1999 (which was $6.76 per share).

     H. Whitney Wagner, a managing director of TCR (which is the adviser to the Three Cities Funds) is a director of the Company. In that capacity, he receives information which is not made available to the investing public. The information Mr. Wagner has received as a director included, in March 1999, the Company's planned and projected income statements and balance sheets for the fiscal years ending in January 2000 through 2003. They showed planned (as to the fiscal year ending in January 2000) or projected (as to the fiscal years ending in January 2001 through 2003) net income, earnings per share (EPS), earnings before interest, taxes, depreciation and amortization (EBITDA) and year end stockholders equity as follows:

                                                 FISCAL YEAR ENDING IN JANUARY
                                          --------------------------------------------
                                            2000        2001        2002        2003
                                          --------    --------    --------    --------
                                                   (IN THOUSANDS, EXCEPT EPS)
Net Income..............................  $ 14,604    $ 17,861    $ 24,988    $ 31,024
EPS.....................................      0.83        1.00        1.38        1.70
EBITDA..................................    35,518      42,085      56,004      68,801
Capital Expenditures....................    18,315      10,550      18,900      22,300
Stockholders Equity.....................   146,285     164,146     189,133     220,158

     Since the fiscal year 2000 plan and the projections for the fiscal years ending in 2001 through 2003 were prepared, there has been a change in the Company's chief executive officer and the Company has repurchased 2,279,411 shares of its Common Stock for a total of approximately $14,582,000 (an average of $6.40 per repurchased share). During the first eight months of fiscal 2000, the Company's net loss was $8,282,000 more than had been anticipated in its original Plan and $6,319,000 more than had been anticipated in a revised Plan, and its EBITDA was $14,507,000 less than had been anticipated in its original Plan and $10,764,000 less than had been anticipated in the revised Plan. The Company's stockholders' equity at October 3, 1999 was $31,977,000 less than had been anticipated in its Plan (in part because of the repurchase of 2,279,411 Shares for $14,582,000).

     Robinson-Humphrey gave an opinion to a Special Committee of the Company's Board of Directors regarding the fairness of the Offer and the Merger. See Item
6. Even though Mr. Wagner is a director of the Company, and another director (Armand Shapiro) holds interests in GRDG Holdings, neither of them was a member of the Special Committee. Therefore, the opinion of Robinson-Humphrey as to the fairness of the Offer and the Merger from a financial point of view was, in effect, an opinion of an unaffiliated representative acting solely on behalf of unaffiliated securityholders.

     The Purchaser, GRDG Holdings and the Three Cities Funds understand that all the members of the Board of Directors of the Company who voted with regard to the Offer and the Merger Agreement voted to approve them. Therefore, the Merger Agreement was approved by all the directors of the Company who are not employees of the Company, who voted with regard to it. The directors who did not vote, either have relationships with GRDG Holdings or, as to one director, was out of the country.

     6. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS. None of the Purchaser, GRDG Holdings or the Three Cities Funds have received a report, opinion or appraisal from an outside party related to the Offer or the Merger, including, but not limited to, any report, opinion or appraisal relating to the consideration or the fairness of the consideration being offered to holders of Common Shares or the fairness of the transaction to the Company, to the Purchaser or its stockholders (including GRDG Holdings) or to holders of Common Shares or other securities of the Company who are not affiliates of the Company. The Schedule 14D-9, which will be filed by the Company with the SEC, copies of which will be sent to the Company's stockholders, describes an opinion of Robinson-Humphrey regarding the fairness of the Offer and the Merger to the Company's shareholders (other than GRDG Holdings) from a financial point of view.

                                THE TENDER OFFER

     7. TERMS OF THE OFFER. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will accept for payment and pay for all Common Shares which are validly tendered prior to the Expiration Time and not withdrawn in accordance with Section 10. The term "Expiration Time" means 12:00 midnight, New York City time, on December 22, 1999, unless the Purchaser extends the period during which the Offer is open, in which event the term "Expiration Time" will mean the time and date at which the Offer, as extended, will expire.

     In the Merger Agreement, the Purchaser has agreed that it will not (a) decrease the number of Common Shares it is offering to purchase, (b) reduce the Offer Price, (c) modify or add to the conditions described in Section 11, (d) change the form of consideration it is offering, or (e) extend the Offer, except as required or permitted by the Merger Agreement (which is described below).

     The Purchaser reserves the right, at any time and from time to time (except as limited by the Merger Agreement), to extend the period during which the Offer is open, by giving oral or written notice of the extension to the Depositary and by making a public announcement of it as described below. The Merger Agreement permits the Purchaser to extend the Expiration Time until up to 60 days after the date of this Offer to Purchase. During any extension, all Shares previously tendered and not withdrawn will remain tendered in response to the Offer, subject to the rights of a tendering stockholder to withdraw tendered Shares. See Section 10.

     Subject to the Merger Agreement and the applicable regulations of the Securities and Exchange Commission (the "SEC"), the Purchaser reserves the right, at any time and from time to time, to (i) delay acceptance for payment of, or, regardless of whether Shares were already accepted for payment, payment for, Shares pending receipt of any regulatory or third-party approval described in Section 18 or in order to comply in whole or in part with any other applicable law, (ii) terminate the Offer and not accept for payment any Shares if any of the conditions described to in Section 11 has not been satisfied or upon the occurrence of any of the events described in Section 11 or (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and by making a public announcement of it, as described below.

     The Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the tendered Shares promptly after the termination or withdrawal of the Offer and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Shares upon the occurrence of any of the events described in Section 11 without extending the period of time during which the Offer is open.

     The Purchaser will make a public announcement of any extension, delay, termination, waiver or amendment as promptly as practicable after it takes place. In the case of an extension, the Purchaser will make a public announcement no later than 9:00 a.m., New York City time, on the business day after the day of the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of the changes), the Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition to the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Consummation of the Offer is conditioned upon satisfaction of the conditions set forth in Section 11. The Purchaser reserves the right (but will not be obligated) to waive any or all of those conditions.

     The Company has given the Purchaser a stockholder list and security position listings for the purpose of enabling the Purchaser to disseminate the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list, or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     8. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 10) prior to the Expiration Time. Shares will be accepted as soon as practicable after the later to occur of (i) the Expiration Time and (ii) the satisfaction or waiver of the conditions set forth in Section 11. Any determination concerning the satisfaction of the terms and conditions of the Offer will be in the sole discretion of the Purchaser. See Section 11. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. See Section 18.

     In all cases, payment for Shares which are tendered in response to the Offer and accepted for payment will be made only after timely receipt by the Depositary of (a) the certificate(s) representing the tendered Shares (the "Share Certificates"), or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the Shares (if that procedure is available) into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility"), as described in Section 9, (b) a properly completed and duly executed Letter of Transmittal (or facsimile of one), or an Agent's Message in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal.

     An "Agent's Message" is a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility which is tendering Shares that the participant has received, and agrees to be bound by the terms of, the Letter of Transmittal and that the Purchaser may enforce that agreement against the participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of the Shares for payment. Payment for Shares which are accepted will be made by deposit of the aggregate purchase price for all the Shares which are accepted for payment with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL THE PURCHASER PAY INTEREST ON THE OFFER PRICE BY REASON OF ANY DELAY IN PAYING FOR SHARES. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser's obligation to pay for Shares will be satisfied and tendering stockholders must look solely to the Depositary for payment of amounts owed to them by reason of the acceptance of their Shares pursuant to the Offer. If, for any reason, acceptance for payment of or payment for any Shares tendered in response to the Offer is delayed, or the Purchaser is prevented from accepting for payment or paying for Shares which are tendered in response to the Offer, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser and those Shares may not be withdrawn, except to the extent the tendering stockholder exercises withdrawal rights as described in Section 10. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as the charges and expenses of the Depositary and the Information Agent.

     If any tendered Shares are not accepted for payment for any reason, or if certificates which are submitted evidence more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned or sent, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, Shares which are not purchased will be credited to an account at that Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole, or in part from time to time, to one or more of its affiliates the right to purchase all or any portion of the Shares which are tendered in response to the Offer, but such a transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares which are validly tendered in response to the Offer and accepted for payment.

     9. PROCEDURES FOR TENDERING SHARES.

     Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered in response to the Offer, (a) a Letter of Transmittal or a facsimile of one, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and (b) either (i) the certificates representing the tendered Shares must be received by the Depositary along with the Letter of Transmittal, (ii) the Shares must be tendered using the procedure for book-entry transfer described below, and the Book-Entry Confirmation must be received by the Depositary prior to the Expiration Time, or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL, AND OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. ITEMS WILL BE DEEMED DELIVERED ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, a Letter of Transmittal or a facsimile of one, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, as well as the Book Entry Confirmation relating to the Shares, must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time or the guaranteed delivery procedures described below must be followed.

     REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY OR TO THE PURCHASER DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on Letters of Transmittal need not be guaranteed, unless, in the case of the Letter of Transmittal, the Shares to which they relate are being tendered by a registered holder of Shares who has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal. Signatures on Letters of Transmittal on which either of those boxes has been completed must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (each an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal.

     If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates representing Shares which are not tendered or are not accepted for payment are to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed. See Instructions 1 and 5 of the Letter of Transmittal.

     If Share certificates are delivered to the Depositary at different times, a properly completed and duly executed Letter of Transmittal (or facsimile of one) must accompany each delivery.

     Guaranteed Delivery. If a stockholder wishes to tender Shares in response to the Offer but the Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Time, or the procedure for book-entry transfer cannot be completed on a timely basis, the Shares may nevertheless be tendered as follows:

          (i) the tender must be made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided with this Offer to Purchase, must be received by the Depositary before the Expiration Time; and

          (iii) the Share Certificates representing all tendered Shares, in proper form for transfer, or the Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or facsimile of one), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal must be received by the Depositary within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery.

     A Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, but must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery distributed with this Offer to Purchase.

     Payment for Shares which are accepted for payment will be made only after timely receipt by the Depositary of (i) Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile of one), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, it is possible that payment will not be made to all tendering stockholders at the same time.

     Backup United States Federal Withholding Tax. Under the United States Federal income tax laws, the Depositary may be required to withhold 31% of the amount of any payments made to certain stockholders. To prevent backup Federal income tax withholding, each tendering stockholder must provide the Depositary with the stockholder's correct taxpayer identification number, or certify that the stockholder is exempt from backup Federal income tax withholding, by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal.

     Appointment as Proxy. By executing a Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser as the tendering stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder's rights with respect to the Shares tendered by the stockholder and accepted for payment by the Purchaser (and with respect to any other securities issued in respect of those Shares on or after the date of this Offer to Purchase). That proxy is considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and to the extent that the Purchaser accepts the tendered Shares for payment pursuant to the Offer. When tendered Shares are accepted for payment, all prior proxies given by the stockholder with respect to the tendered Shares and any other securities issued in respect of them will, without further action, be revoked, and no subsequent proxies may be given. The designees of the Purchaser will, with respect to the tendered Shares and any other securities for which the appointment is effective, be empowered to exercise all voting and other rights of the tendering stockholder as they, in their sole discretion, deem proper at any annual, special, adjourned or postponed meeting of the Company's stockholders, and the Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Shares, the Purchaser will be able to exercise full voting rights with respect to the Shares.

     Proxies are effective only as to Shares accepted for payment pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders. Any solicitation of proxies will be made only pursuant to separate proxy soliciting materials complying with the Exchange Act.

     Determinations Regarding Tenders. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any Shares using any of the procedures described above will be determined by the Purchaser, in its sole discretion, and the Purchaser's determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of Shares which it determines were not in proper form or if the acceptance for payment of, or payment for, the Shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions to it) will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     Binding Agreement. The Purchaser's acceptance for payment of Shares tendered in response to the Offer will constitute a binding agreement by the tendering stockholder to sell, and by the Purchaser to purchase, the tendered Shares on the terms and subject to the conditions of the Offer.

     10. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 10, tenders of Shares made in response to the Offer are irrevocable. Shares tendered in response to the Offer may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by the Purchaser, may also be withdrawn at any time after January 22, 2000.

     If the Purchaser extends the Offer, is delayed in accepting Shares for payment or is unable to accept Shares for payment for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdraw them as described in this Section 10. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. A notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share Certificates have been tendered) the name of the registered holder, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the release of those Share Certificates, the serial numbers shown on the particular Share Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

     Withdrawals of Shares may not be rescinded. After Shares are properly withdrawn, they will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Time using one of the procedures described in Section 9.

     All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

     11. CONDITIONS OF THE OFFER. The Purchaser will not be required to accept for payment or, subject to any applicable SEC rules, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, the Shares which are tendered in response to the Offer if:

          (a) Any statute, rule, regulation, order or injunction has been enacted, promulgated, entered or enforced by any national or state government or governmental authority or by any United States court of competent jurisdiction, that would make the acquisition of the Shares by the Purchaser illegal or otherwise prohibit consummation of the Offer or the Merger; or

          (b) There has been (i) a general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or Nasdaq National Market which continued for at least three business days,
     (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory) which continued for at least three business days, (iii) the commencement of a war or armed hostilities or any other international or national calamity directly or indirectly involving the United States, which has a significant adverse effect on the functioning of financial markets in the United States, (iv) any limitation (whether or not mandatory) by any United States governmental authority or agency on the extension of credit by banks or other financial institutions which would have a material adverse effect on the Purchaser's ability to pay for all the Shares which are tendered in response to the Offer and to carry out the Merger on the terms contemplated by the Merger Agreement or (v) there is a material acceleration or worsening of any of the conditions described in clauses (i) through (iv) which exists at the date of the commencement of the Offer.

          (c) Any of the representations and warranties of the Company set forth in the Merger Agreement is not true and correct as of the date of the Merger Agreement except failures to be true and correct which would not, in the aggregate, have a material adverse effect upon the Company or adversely affect the Purchaser's legal ownership of the Shares, the Purchaser's legal ability to consummate the Merger, or the ownership of the surviving corporation after the Merger;

          (d) The Purchaser, GRDG Holdings or the Three Cities Fund learn that the Company's Annual Report on Form 10-K for the year ended January 31, 1999, or Quarterly Report on Form 10-Q for the six months ended August 1, 1999 was misleading in a material respect (other than with regard to matters which are the subject of the Stockholder Suits);

          (e) Since August 1, 1999, there has been a material adverse change in the business or financial condition of the Company and its subsidiaries taken as a whole (other than a reduction of its assets and net worth due to purchases by the Company of its own Common Stock, including purchases through a tender offer which expired on September 23, 1999) or the consolidated results of operations of the Company and its subsidiaries compared with the consolidated results of their operations for the same period of the prior year.

          (f) The Company has not performed all the obligations it is required to have performed under the Merger Agreement by the Expiration Date, except failures which (i) would, in the aggregate, not materially impair or delay the ability of the Purchaser to consummate the purchase of the Shares which are tendered in response to the Offer or the ability of the Purchaser and the Company to effect the Merger, (ii) have been caused by or result from a breach of the Merger Agreement by the Purchaser; or (iii) do not, and are not reasonably expected to, have a material adverse effect on the Company;

          (g) The Merger Agreement has been terminated in accordance with its terms; or

          (h) The Board of Directors of the Company withdraws or modifies in a manner adverse to the Purchaser the Board's approval or recommendation of the Offer or the Merger.

          (i) At least 51% of the Shares which neither the Purchaser nor GRDG owned on November 22, 1999 have been properly tendered and not withdrawn.

     The conditions set forth above are for the sole benefit of the Purchaser, and may be waived by the Purchaser, in whole or in part. Any delay by the Purchaser in exercising the right to terminate the Offer because any of the conditions are not fulfilled will not be deemed a waiver of its right to do so.

     12. PRICE RANGE OF SHARES. The Shares trade on the Nasdaq National Market under the symbol "GRDG." The following table sets forth, for the periods indicated, the high and low sales prices per Share on the Nasdaq National Market as reported by the Nasdaq National Market and the Dow Jones News Retrieval
Service:

                                                              SALES PRICE
                                                           ------------------
                                                            HIGH        LOW
                                                           -------    -------
FISCAL YEAR ENDED JANUARY 25, 1998
  First Quarter..........................................  $9 15/16   $ 6 1/4
  Second Quarter.........................................   14 3/4      7 3/4
  Third Quarter..........................................   15 7/8     11 3/4
  Fourth Quarter.........................................   16 1/2     13 1/8
FISCAL YEAR ENDED JANUARY 31, 1999
  First Quarter..........................................  $21 15/16  $14 13/16
  Second Quarter.........................................   22 1/2     13 3/4
  Third Quarter..........................................   14 5/8      4 7/8
  Fourth Quarter.........................................   9 1/16    6 13/32
FISCAL YEAR ENDED JANUARY 30, 2000
  First Quarter..........................................  $ 7 3/4    $5 1/16
  Second Quarter.........................................   7 7/16      4 3/4
  Third Quarter..........................................    7 3/4      5 3/4
  Fourth Quarter, through November 19, 1999..............    7 1/4     6 7/16

     On November 19, 1999, the last full day of trading before the day on which the Offer and the Merger were publicly announced, the last sale price of the Shares reported on the Nasdaq National Market was $7.25 per Share. On November 22, 1999, the last full day of trading prior to the commencement of the Offer, the last sale price reported on the Nasdaq National Market was $11 1/16 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     13. CERTAIN INFORMATION CONCERNING THE COMPANY. The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. None of the Purchaser, GRDG Holdings or the Three Cities Funds assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in those documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of that information of which none of the Purchaser, GRDG Holdings or the Three Cities Funds is aware.

     The Company is a Delaware corporation with its principal executive offices located at 19411 Atrium Place, Suite 170, Houston, Texas 77084. According to the Company's Annual Report on Form 10-K for the year ended January 31, 1999 (the "Company 10-K"), the Company is a specialty retailer of decorative home accessories, seasonal products and crafts. At January 31, 1999, the Company was operating 29 retail locations in twelve states, primarily in the southern United States.

     The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 26, 1998 and its Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 1999 (the "Company 10-Q's"). More comprehensive financial information is included in the Company 10-K and the Company 10-Q's and the other documents filed by the Company with the SEC, and the financial data set forth below is qualified in its entirety by reference to those reports and other documents. They may be examined and copies may be obtained from the SEC's offices in the manner set forth below.

                            GARDEN RIDGE CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                              TWENTY-SIX WEEKS
                                                                                                   ENDED
                                                  FISCAL YEAR ENDED JANUARY                 --------------------
                                     ----------------------------------------------------   JULY 26,   AUGUST 1,
                                       1995       1996       1997       1998       1999       1998       1999
                                     --------   --------   --------   --------   --------   --------   ---------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Sales..............................  $100,002   $148,087   $225,315   $304,732   $364,742   $138,268   $176,053
Cost of Sales......................    61,938     92,328    144,054    195,290    232,441     90,243    115,986
                                     --------   --------   --------   --------   --------   --------   --------
  Gross profit.....................    38,064     55,759     81,261    109,442    132,301     48,025     60,067
Operating expenses:
  Store operating..................    24,146     37,318     60,320     80,912    100,282     40,917     53,521
  General and administrative.......     4,287      5,157      6,672     10,280     14,451      5,659      9,716
  Amortization of intangibles and
    deferred charges...............       621        612        717        735        599        290        298
  Preopening costs.................     1,017      1,395      2,368      1,122      2,219        369      1,421
  Asset impairment.................        --         --         --         --         --         --      6,569
                                     --------   --------   --------   --------   --------   --------   --------
Total operating expenses...........    30,071     44,482     70,077     93,049    117,551     47,235     71,525
                                                                                            --------   --------
  Income (loss) from operations....     7,993     11,277     11,184     16,393     14,750        790    (11,458)
Interest expense...................    (1,859)      (744)       (67)       (59)       (44)        --         --
Interest income....................       459        735      1,538      1,478      1,694      1,106        480
                                     --------   --------   --------   --------   --------   --------   --------
  Income (loss) before income
    taxes..........................     6,593     11,268     12,655     17,812     16,400      1,896    (10,978)
Income taxes (benefit).............     2,441      4,390      4,619      6,379      5,904        683     (3,953)
                                     --------   --------   --------   --------   --------   --------   --------
  Net income (loss)................     4,152      6,878      8,036     11,433     10,496      1,213     (7,025)
Preferred stock dividends..........      (562)      (153)        --         --         --         --         --
                                     --------   --------   --------   --------   --------   --------   --------
  Net income available to common
    stockholders...................  $  3,590   $  6,725   $  8,036   $ 11,433   $ 10,496   $  1,213   $ (7,025)
                                     ========   ========   ========   ========   ========   ========   ========

                                                                                              TWENTY-SIX WEEKS
                                                                                                   ENDED
                                                         FISCAL YEAR ENDED JANUARY          --------------------
                                                   -------------------------------------    JULY 26,   AUGUST 1,
                                                    1995      1996      1997      1998        1998       1999
                                                   -------   -------   -------   -------    --------   ---------
PER SHARE DATA:
Selected income (loss) per common and common
equivalent share:
  Net income (loss) available to common
    stockholders, basic..........................  $  0.40   $  0.51   $  0.47   $  0.64    $   0.07   $  (0.40)
  Net income (loss) available to common
    stockholders, diluted........................  $  0.36   $  0.46   $  0.45   $  0.62    $   0.07   $  (0.40)
Weighted average number of common shares and
  equivalents outstanding, basic.................    8,978    13,083    17,158    17,904      18,015     17,405
Weighted average number of common shares and
  equivalents outstanding(1), diluted............   10,096    14,515    17,925    18,473      18,632     17,405

                             JANUARY 29,   JANUARY 28,   JANUARY 26,   JANUARY 25,   JANUARY 31,   JULY 26,    AUGUST 1,
                                1995          1996          1997          1998          1999         1998        1999
                             -----------   -----------   -----------   -----------   -----------   ---------   ---------
BALANCE SHEET DATA:
Working capital............    $12,168       $23,076      $ 63,277      $ 77,527      $ 79,481     $  73,639   $  70,200
Total assets...............     43,992        73,326       137,382       160,212       170,524       162,486     166,634
Long-term debt
  obligations..............     16,730           300           200           100            --           100          --
Redeemable 8% cumulative
  preferred stock..........      7,345            --            --            --            --            --          --
Common stockholders'
  equity...................      7,922        55,531       113,763       125,953       137,197       127,538     124,046

---------------
(1) Computed based on the weighted average number of shares of Common Stock and common stock equivalents, which consist of warrants and options, outstanding during the period presented.

     For the three fiscal quarters ended October 31, 1999, the Company had a net loss of $6,874,000 ($0.40 per share) on net sales of $281,271,000, compared with net income of $209,000 ($0.01 per share) on net sales of $224,375,000 during the same fiscal period of the prior year. The loss during the period ended October 31, 1999 included one time charges totaling $6,600,000 after tax effect for inventory write-downs, costs of recruiting a new chief executive officer and write-offs of proprietary management information systems which are being replaced.

     The Company is subject to the informational and reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of those persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of NASDAQ, 1735 K Street, N.W., Washington, D.C. 20006. All of the information with respect to the Company and its affiliates set forth in this Offer to Purchase has been derived from publicly available information.

     14. CERTAIN INFORMATION CONCERNING THE PURCHASER, GRDG HOLDINGS AND THE THREE CITIES FUNDS.

     The Purchaser. The Purchaser is a Delaware corporation organized in order to enter into the transactions which are the subject of the Merger Agreement (including the Offer). The principal executive offices of the Purchaser are located at the offices of Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The Purchaser is wholly owned by GRDG Holdings. The Purchaser does not have any significant assets or liabilities and has not engaged in activities other than those incidental to its formation and capitalization, its execution of the Merger Agreement and preparation for the Offer and the Merger. Because the Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available.

     GRDG Holdings. GRDG Holdings is a Delaware limited liability company organized in order to acquire Common Stock from a limited number of stockholders of the Company and then enter into the transactions which are the subject of the Merger Agreement (including the Offer). The principal executive offices of GRDG Holdings are located at the offices of Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Three Cities Fund II, L.P. and Three Cities Offshore II C.V. together own 51.07% of GRDG Holdings. However, they expect that before the Offer expires, they will transfer two-thirds of their interests in GRDG Holdings to Three Cities Fund III, L.P. and two affiliated investment funds. As a result, Three Cities Fund II, L.P. will own 6.32%, Three Cities Offshore II C.V. will own 10.8% and Three Cities Fund III, L.P. and the two affiliated investment funds will own 32.34% of GRDG Holdings. Before the Offer began, GRDG Holdings acquired approximately 30.9% of the outstanding Common Shares in exchange for interests in GRDG Holdings. Most of the persons from whom GRDG Holdings acquired Common Shares were former investors in funds advised by Three Cities Research which had acquired most of the Company's stock in 1992, but subsequently sold a portion of that stock and distributed the remainder to their investors. The persons from whom GRDG Holdings acquired Common Shares also included Armand Shapiro, the former chief executive officer of the Company and still a director of the Company. Because GRDG Holdings is newly formed, no meaningful financial information regarding GRDG Holdings prior to November 22, 1999, when it acquired 30.9% of the outstanding Common Stock is available.

     The Three Cities Funds. Three Cities Fund II, L.P. and Three Cities Fund III, L.P. each is a Delaware limited partnership. Three Cities Offshore II C.V. is a Netherlands Antilles partnership. Each of the Three Cities Funds is principally engaged in investing in securities selected by its investment committee. The principal executive offices of each of the Three Cities Funds are located at the offices of Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

     During the last 5 years none of the Purchaser's, GRDG Holdings' or any of the Three Cities Funds' officers, directors or general partners was (1) convicted in a criminal proceeding or (2) party to a civil proceeding of a judicial or administrative body and as a result of the proceeding was or is subject to a judgment enjoining future violations of or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

     Neither GRDG Holdings nor any of the Three Cities Funds is subject to the informational and reporting requirements of the Exchange Act and neither GRDG Holdings nor the any of the Three Cities Funds is required to file reports and other information with the Commission relating to its businesses, financial condition or other matters.

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Purchaser, GRDG Holdings and each of the Three Cities Funds are set forth in Schedule I.

     Except for 4,998,190 Shares acquired by GRDG Holdings on November 22, 1999, none of the Purchaser, GRDG Holdings, any of the Three Cities Funds or, to the best of their knowledge, any of the persons listed on Schedule I or any associate or majority owned subsidiary of any of those persons beneficially owns any equity security of the Company, and none of the Purchaser, GRDG Holdings, the Three Cities Funds or, to the best of their knowledge, any of the other persons referred to above, or any of their respective directors, executive officers or subsidiaries, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as described in this Offer to Purchase, none of the Purchaser, GRDG Holdings, any of the Three Cities Funds or, to the best of their knowledge, any of the persons listed on Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as described in this Offer to Purchase, none of the Purchaser, GRDG Holdings, any of the Three Cities Funds or, to the best of their knowledge, any of the persons listed on Schedule I has had any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission.

     Except as described in this Offer to Purchase, since January 26, 1997, there have been no contacts, negotiations or transactions between the Purchaser, GRDG Holdings, any of the Three Cities Funds, or their respective subsidiaries, or, to the best of their knowledge, any of the persons listed in Schedule I, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

     15. SOURCE AND AMOUNT OF FUNDS. If all the outstanding Shares not owned by the Purchaser, GRDG Holdings or the Three Cities Funds were tendered in response to the Offer, the Purchaser would be required to pay a total of approximately $129,000,000 to purchase the tendered Shares and pay the fees and other expenses related to the Offer. See Section 19. The Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by GRDG Holdings, bank borrowings and senior subordinated borrowings from Allied Capital Corporation. GRDG Holdings intends to use capital provided by the Three Cities Funds to make capital contributions and advances to the Purchaser. Until the Merger takes place, both the bank borrowings and the senior subordinated borrowings (which would total approximately $69,000,000 if all the Shares not owned by the Purchaser or GRDG Holdings were tendered) will be secured by all the Shares owned by the Purchaser or GRDG Holdings, including the Shares purchased through the Offer. If the Merger takes place, the borrowings will become obligations of the Company, and will be secured by the inventory and accounts receivable, and other assets, of the Company. The bank borrowings will bear interest at a floating rate based on the prime rate or on LIBOR, and will mature one year after the Merger. The senior subordinated borrowings will bear interest at 13% per annum and will mature six months after the bank borrowings (as they may be refinanced), but not more than six years after they are incurred.

     16. THE MERGER.

     The Merger Agreement. The Merger Agreement requires that if at least 51% of the outstanding Common Shares which neither the Purchaser nor GRDG Holdings owned on November 22, 1999 are tendered in response to the Offer and not withdrawn, following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged into the Company, which will be the surviving corporation of the Merger (the "Surviving Corporation"). As a result of the Merger (i) the stockholders of the Purchaser will become the sole stockholders of the Company, and (ii) all the pre-Merger stockholders of the Company, other than the Purchaser and its stockholders (including GRDG Holdings), will receive cash equal to the Offer Price (i.e., $11.50 per share).

     Recommendation. The Merger Agreement states that the Company's Board of Directors has (i) determined that the Merger Agreement and the transactions contemplated by it are fair to and in the best interests of the Company and its stockholders and (ii) resolved to recommend that the Company's stockholders accept the Offer, tender their Shares in response to the Offer and adopt and approve the Merger Agreement and the Merger. The Board may withdraw, modify or amend its recommendation if its legal counsel advises the Board in writing that its failure to do so could reasonably be expected to be a breach of the directors' fiduciary duties under applicable law. Each of the directors of the Company who has not already exchanged his or her shares for interests in GRDG Holdings has informed the Purchaser that he or she intends to tender and sell his or her shares in response to the Offer, except that if sales in response to the tender offer might result in liability under Section 16(b) of the Exchange Act, the director will vote his or her Shares in favor of the Merger,

     Stock of the Company. AT THE EFFECTIVE TIME, (a) EACH COMMON SHARE WHICH IS NOT OWNED BY THE PURCHASER OR GRDG HOLDINGS WILL BECOME THE RIGHT TO RECEIVE $11.50 IN CASH, OR ANY OTHER PRICE PER SHARE PAID WITH REGARD TO THE COMMON SHARES TENDERED IN RESPONSE TO THE OFFER (WHICH MAY NOT BE LESS THAN $11.50 PER SHARE) AND (b) EACH SHARE OWNED BY THE PURCHASER OR GRDG HOLDINGS, OR BY THE COMPANY OR ITS SUBSIDIARIES, WILL BE CANCELLED AND NO PAYMENT WILL BE MADE WITH RESPECT TO THOSE SHARES.

     Stock of the Purchaser. At the Effective Time, each share of stock of the Purchaser which is outstanding immediately before the Effective Time will be converted into and become one share of the same class of stock of the Surviving Corporation. Therefore, the stockholders of the Purchaser will become the sole stockholders of the Company.

     Company Options and Warrants. At the Effective Time, each outstanding option or warrant issued by the Company will become the right to receive (i) the amount, if any, by which the Offer Price exceeds the exercise price of the option or warrant, times (ii) the number of Common Shares issuable upon exercise of the option or warrant in full.

     Stock Purchase Plan. The Company has a Stock Purchase Plan to which employees make periodic contributions, which are used quarterly to purchase Common Shares from the Company for 85% of their market price. Participants will receive $11.50 for each $9.775 in their accounts at the time of the Merger.

     Stockholder Vote Required to Approve Merger. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser) is required to approve the Merger. GRDG Holdings already owns 30.9% of the outstanding Common Shares and the Merger will not be presented to the stockholders unless the Purchaser has acquired through the Offer at least 51% of the remaining Common Shares. Therefore, if the Merger is presented to the stockholders for approval, the Purchaser and its affiliates will be able to cause the Merger to be approved, even if no other stockholders vote for it. If the Purchaser acquires at least 90% of the outstanding shares, stockholder approval will not be required under Section 253 of the DGCL.

     Stockholders Meeting. If approval by the Company's stockholders is required in order to consummate the Merger and, if the Shares acquired by the Purchaser through the Offer total at least 51% of the outstanding Common Shares which neither the Purchaser nor GRDG Holdings owned on November 22, 1999, the Company will hold a special meeting of its stockholders as soon as practicable after the Expiration Time for the purpose of adopting the Merger Agreement and approving the Merger.

     Amendment of Rights Agreement. The Company amended its Amended and Restated Rights Agreement, dated as of July 14, 1999, with ChaseMellon Shareholder Services, L.L.C. (the "Rights Agreement"), to exclude GRDG Holdings, its members (as such) and the Purchaser from the persons whose acquisitions of Common Shares could cause Rights to be distributed and become exercisable under the Rights Agreement. Therefore, neither the Offer nor the Merger will cause there to be a Distribution Date under the Rights Agreement.

     Conditions to the Merger. Neither the Company nor the Purchaser is contractually obligated to complete the Merger unless at least 51% of the outstanding Common Shares that neither the Purchaser nor GRDG Holdings owned on November 22, 1999 are tendered in response to the Offer and not withdrawn. If that occurs, the Purchaser and GRDG Holdings will be contractually obligated to vote in favor of the Merger. The obligations of the Company to carry out the Merger will be conditioned on the Merger's being approved by the holders of a majority of the outstanding Shares. In addition, the obligations of the Company and of the Purchaser to complete the Merger are subject to the conditions that:
(a) the representations and warranties of the Purchaser and the Company contained in the Merger Agreement will, except as contemplated by the Merger Agreement, be true and correct in all material respects at the Merger Date; (b) the Purchaser and the Company will have fulfilled in all material respects all its obligations under the Merger Agreement required to have been fulfilled on or before the Merger Date; (c) no order will have been entered by any court or governmental authority and be in force which invalidates the Merger Agreement or restrains the Company or the Purchaser from completing the transactions contemplated by the Merger Agreement; and (d) if stockholder approval of the Merger is required by applicable law or by the rules of the Nasdaq National Market (if they are applicable), the Merger will have been approved by the holders of at least a majority of the outstanding Shares. Furthermore, the obligations of the Purchaser to complete the Merger are subject to the following additional conditions that: (a) no action will be pending against the Company, the Purchaser, GRDG Holdings or any of GRDG Holdings' members relating to the transactions which are the subject of the Merger Agreement which represents reasonable likelihood of resulting in an award of damages against the Company or the Purchaser which would be material after the Merger to the surviving corporation and its subsidiaries taken as a whole or an award of damages against GRDG Holdings or a member of GRDG Holdings which would be material to GRDG Holdings or any of its members; and (b) if stockholder approval of the Merger is required by applicable law or by the rules of the Nasdaq National Market (if they are applicable), the Effective Time of the Merger will occur not later than 120 days after the Expiration Time of the Offer unless the Effective Time is delayed until after then because of the actions of the Purchaser or its

Affiliates (other than the Company and its subsidiaries), or because of the Purchaser's failure to fulfill obligations under the Merger Agreement.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the terms of the Merger Agreement by the stockholders of the Company:

          (1) by mutual consent of the Company and the Purchaser;

          (2) by the Purchaser if, without fault of the Purchaser, the Effective Time of the Merger is later than 120 days after the Expiration Time;

          (3) by the Company if (i) any of the representations and warranties of the Purchaser contained in the Merger Agreement was not complete and accurate in all material respects on the date of the Merger Agreement or
     (ii) any of the conditions to the Company's obligations to complete the Merger are not satisfied or waived by the Company prior to or on the date of the Merger;

          (4) by the Purchaser if (i) any of the representations or warranties of the Company contained in the Merger Agreement was not complete and accurate in all material respects on the date of the Merger Agreement, or
     (ii) any of the conditions to the Purchaser's obligations to complete the Merger are not satisfied or waived by the Purchaser prior to or on the date of the Merger;

          (5) by the Company if (A) it receives a Firm Proposal or a potential acquiror commences a cash tender offer for all the Company's outstanding stock (other than that already owned by potential acquiror), (B) within 10 business days after the Company receives the Firm Proposal or the tender offer is commenced, the Company's Board of Directors determines the Firm Proposal or the tender offer is a Superior Proposal and resolves to accept the Superior Proposal or to recommend that stockholders tender their shares in response to the Superior Proposal unless the Purchaser will increase the Offer Price to an amount at least as great as that offered in the Superior Proposal, and (C) the Company has given the Purchaser at least 5 business days' prior notice (i) of the terms of the Superior Proposal (including the consideration per Share, valuing non-cash consideration as provided in the Merger Agreement, the Company's stockholders would receive as a result of the Superior Proposal), and (ii) that unless the Purchaser increases the Offer Price to an amount per share at least as great as the consideration per share the Company's stockholders would receive as a result of the Superior Proposal, the Merger Agreement will terminate as set forth in the notice and (E) the Company has paid the Purchaser $3,850,000 million, and reimbursed or agreed to reimburse the Purchaser for its out of pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated by it up to a maximum amount of $1,285,000. A "Superior Proposal" is an Acquisition Proposal which (A) would result in the Company's stockholders receiving consideration which is greater than the Offer Price, (B) is not subject to the outcome of due diligence or any other form of investigation, (C) is not subject to a financing contingency and is from a proposed acquiror which the Board determines in good faith, after consultation with its independent financial advisor, has the financial resources necessary to carry out the transaction and (D) the Board determines in good faith after consultation with its independent financial advisor, to be more favorable to the Company's stockholders than the Offer and the Merger.

     The Company will not be able to withdraw a notice that it will terminate the Merger Agreement which it gives as described in condition (5) unless the Purchaser consents to the withdrawal.

     Effect of Termination of the Merger Agreement. If the Merger Agreement is terminated, neither the Company nor the Purchaser will be required to complete the Merger. Termination of the Merger Agreement will not relieve either party of liability for any breach of the Merger Agreement which occurs before the Merger Agreement is terminated. If the Merger Agreement is terminated after the Purchaser has accepted Shares tendered in response to the Offer, the termination will not affect the Purchaser's purchase of the Shares it has accepted or its obligation to pay for those Shares.

     Acquisition Proposals. The Merger Agreement contains prohibitions against the Company's soliciting, or authorizing its officers, directors, employees or agents to solicit, acquisition proposals, and regarding what the Company may do if it receives unsolicited acquisition proposals. It permits the Company to furnish non-public information (after receiving a Confidentiality Agreement) to, and to enter into discussions and negotiations with, a person who submits an unsolicited proposal which the Special Committee determines, after consultation with its financial advisor would, if consummated, result in the stockholders' receiving consideration which is greater than the Offer Price and would be more favorable to the stockholders than the Offer.

     Board of Directors. The members of the Board of Directors of the Purchaser immediately before the Effective Time will be the members of the Board of Directors of the Surviving Corporation after the Effective Time and will hold office in accordance with the by-laws of the Surviving Corporation.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

     Other provisions. The Merger Agreement also contains provisions (i) requiring the Company to operate its business in the ordinary course, including maintaining the goodwill of its business and maintaining its assets in good condition, limiting the Company's borrowings and commitments for capital expenditures, precluding the Company from amending or entering into employment or severance agreements, and precluding the Company from paying dividends (other than payments by subsidiaries of the Company to the Company or to other wholly owned subsidiaries of the Company) or taking other steps regarding its stock, until the Effective Time and (ii) requiring the Purchaser (and the Surviving Corporation) to indemnify present and former directors, officers or employees of the Company and its subsidiaries against liability rising out of their service as directors, officers or employees of the Company or its subsidiaries.

     Appraisal Rights. If the Merger is consummated, holders of Shares at the Effective Time of the Merger will have rights pursuant to Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the Merger) and to receive payment of that fair value in cash, together with a fair rate of interest, if any. The statutory procedures include notifying the Company prior to the meeting at which the Company's stockholders vote on the Merger that the particular stockholder intends to exercise dissenter's rights and giving that stockholder's name and address. Any judicial determination of the fair value of Shares could be more or less than the price per Share to be paid in the Merger.

     The summary of Section 262 in the preceding paragraph is not complete. A copy of Section 262 is reprinted as Exhibit II to this Offer to Purchase. You should read Section 262 in its entirety if you are considering the possibility of seeking appraisal of your Shares.

     17. DIVIDENDS AND DISTRIBUTIONS. The Merger Agreement prohibits the Company from paying any dividends or making other distributions with regard to its stock or from issuing any Common Shares, until the Effective Time of the Merger.

     18. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     General. Except as otherwise disclosed in this Offer to Purchase, based on the Company's representations and warranties in the Merger Agreement and a review of publicly available filings by the Company with the Commission, the Purchaser is not aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or by the Merger or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the Purchaser to acquire and own Shares.

     Going Private Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions. This Offer to Purchase contains information required by Rule 13e-3. Also, the Purchaser, GRDG Holdings and the Three Cities Funds have filed with the Commission a Transaction Statement on Schedule 13E-3. The Schedule 13E-3 and any exhibits or amendments to it may be inspected at, and copies obtained from, the places described in Section 13 (except that they will not be available at the regional offices of the Commission).

     Antitrust Compliance. The Company and the Purchaser (or GRDG Holdings) are not required to make a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") with regard to the Offer or the Merger. The HSR Act requires that, before an acquisition involving companies which exceed specified sizes can take place, information must be provided to the FTC and to the Antitrust Division of the United States Department of Justice, and specified waiting periods must expire or be terminated by the FTC or the Antitrust Division. Because the Purchaser and GRDG Holdings are newly formed for the purpose of acquiring the Company, and because nobody owns 50% or more of GRDG Holdings, no filing under the HSR Act will be required with regard to the Offer or to the Merger.

     State Takeover Statutes. The Company is incorporated under the laws of Delaware. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." Before GRDG Holdings acquired any Common Shares, the Board approved the acquisition by GRDG Holdings and by the Purchaser of up to 40% of the outstanding Common Shares. Further, the board has approved the Purchaser's acquiring Shares through the Offer without limitation as to amount and, therefore, Section 203 of the DGCL is inapplicable to the purchase of Shares from the Funds, the Offer and the Merger.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     19. FEES AND EXPENSES. Except as set forth below, none of the Purchaser, GRDG Holdings or the Three Cities Funds will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation together with reimbursement for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     In addition, the Purchaser has retained ChaseMellon Shareholder Services, L.L.C. as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

     20. MISCELLANEOUS. The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action or pursuant to any state statute. If the Purchaser becomes aware of any state statute prohibiting the making of the Offer or the acceptance of the Shares which are tendered in response to the Offer, the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER WHICH IS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, THAT INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Purchaser, GRDG Holdings and the Three Cities Funds have filed with the Commission a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, containing additional information with respect to the Offer, and the Funds or the Purchaser may file amendments to the
Schedule 14D-1. The Schedule 14D-1 and any amendments to it, including exhibits, may be inspected at, and copies may be obtained from, the places described in
Section 13 (except that they will not be available at the regional offices of the Commission).

                                          GR ACQUISITION CORPORATION

November 23, 1999

                                   SCHEDULE I

           CERTAIN INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE THREE CITIES FUNDS, GRDG HOLDINGS AND THE PURCHASER

     1. Directors and Executive Officers of the Three Cities Funds. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each managing director of Three Cities Research, Inc., the advisor to the Three Cities Funds. The principal address of each of the Three Cities Funds and, unless otherwise indicated below, the current business address for each individual listed below is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each such person is a citizen of the United States.

                                  PRINCIPAL OCCUPATION OR EMPLOYMENT WITH THREE CITIES RESEARCH, INC.
NAME                     DURING PAST FIVE YEARS, POSITIONS WITH THE THREE CITIES FUND AND CERTAIN DIRECTORSHIPS
----                     --------------------------------------------------------------------------------------
J. William Uhrig.......  Mr. Uhrig is a Director and is the Secretary of Three Cities Research, Inc. Mr. Uhrig
                         has been Director of Three Cities Research, Inc. since 1991. Mr. Uhrig joined Three
                         Cities Research, Inc. in 1984. From January 1993 to January 1998, Mr. Uhrig served on the Board of Directors of MLX Corp., a holding company which was a predecessor of
                         Morton Industrial Group. From January 1997 to October 1998, Mr. Uhrig served on the
                         Board of Directors of Family Bargain Corporation.
Willem F.P. de Vogel...  Mr. de Vogel is a Director and is the President of Three Cities Research, Inc. Mr. de
                         Vogel has been the President of Three Cities Research, Inc. since 1982. Mr. de Vogel is a Director of Computer Associates International and Morton Industrial Group. Mr. de
                         Vogel is a citizen of The Netherlands.
Thomas G. Weld.........  Mr. Weld is a Director and is the Treasurer of Three Cities Research, Inc. which he joined in 1993. From 1988 until 1993, Mr. Weld was an associate with McKinsey and
                         Company, a management consulting firm. Mr. Weld was a director of Family Bargain
                         Corporation from January 1997 to December 1998.

     2. Directors and Executive Officers of GRDG Holdings. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of GRDG Holdings. The principal address of GRDG Holdings and, unless otherwise indicated below, the current business address for each individual listed below is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each such person is a citizen of the United States.

                                   PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST
NAME                     FIVE YEARS, POSITIONS WITH THE PURCHASER AND CERTAIN DIRECTORSHIPS
----                     ------------------------------------------------------------------
J. William Uhrig.......  Mr. Uhrig is a Director and is the President and Treasurer of GRDG
                         Holdings. Mr. Uhrig's biographical information is set forth above.
Armand Shapiro.........  Mr. Shapiro is a Director of GRDG Holdings. Mr. Shapiro's address is 600 Travis Street, Houston, Texas 77002. From June 1990 until
                         June 1, 1999, Mr. Shapiro was the chief executive officer of the
                         Company. Since June 1, 1999, he has been the Chairman of the
                         Company, but not its chief executive officer. He also is a Senior
                         Advisor to Summit Capital Group, LLC. He continues to be a director of the Company and is also a director of SSP Partners,
                         Inc., which owns and operates convenience stores.
Jeanette Welsh.........  Ms. Welsh is a Director and is the Secretary of GRDG Holdings. Ms.
                         Welsh has been employed by Three Cities Research, Inc. since
                         October 1999. From April 1998 to October 1999, Ms. Welsh practiced law at the law firm of Epstein, Becker & Green, P.C. Ms. Welsh was the Administrative Officer at Societe Generale Securities
                         Corporation from November 1992 to March 1998.

     3. Directors and Executive Officers of Purchaser. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. The principal address of Purchaser and, unless otherwise indicated below, the current business address for each individual listed below is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each such person is a citizen of the United States.

                                   PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST
NAME                     FIVE YEARS, POSITIONS WITH THE PURCHASER AND CERTAIN DIRECTORSHIPS
----                     ------------------------------------------------------------------
J. William Uhrig.......  Mr. Uhrig is a Director and is the President and Treasurer of the
                         Purchaser. Mr. Uhrig's biographical information is set forth above.
Jeanette Welsh.........  Ms. Welsh is a Director and is the Secretary of the Purchaser. Ms.
                         Welsh's biographical information is set forth above.

                                  SCHEDULE II

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholders' shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitle to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or the stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:
                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

       By Registered or                    By Hand:                  By Overnight Courier:
        Certified Mail:
                                    ChaseMellon Shareholder         ChaseMellon Shareholder
    ChaseMellon Shareholder            Services, L.L.C.                Services, L.L.C.
       Services, L.L.C.            Reorganization Department       Reorganization Department
   Reorganization Department       120 Broadway, 13th Floor           85 Challenger Road
         P.O. Box 3301                New York, NY 10271              Mail Stop -- Reorg
  South Hackensack, NJ 07606                                       Ridgefield Park, NJ 07660

                            Facsimile Transmission:
                        (for Eligible Institutions Only)
                                 (201) 296-4293

                          For Confirmation Telephone:

                                 (201) 296-4860

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                         New York, New York 10005-4495

             Banks and Brokerage Firms Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 758-5378